CI Financial

Michael J. Killeen
Senior Vice-President, General Counsel and Corporate Secretary
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-6507
F: 416-365-0501
E: mkilleen@ci.com

05011124

September 1, 2005

United States Securities
and Exchange Commission
Washington, D.C. 20549

SUPPL

Dear Sirs:

Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)

j:\mjk\ltrs\sec-ltr.doc

82-4994

CI Financial

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports record asset levels in July

TORONTO (August 2, 2005) – CI Financial ("CI") today reported net sales of $244 million for July 2005 and fee-earning assets at the end of the month of $70.7 billion – a record for the company.

CI subsidiary CI Investments Inc. had gross sales of $650 million and net sales of $261 million, consisting entirely of net sales in long-term funds.

"July was our best month for retail net sales outside of the RSP season since 2000," said Peter W. Anderson, President and Chief Executive Officer of CI Investments. "We are also pleased to see that this sales strength remains well diversified across our lineup."

During the month, CI Investments continued to hold its lead in five-star funds. Morningstar Canada reported that CI Investments had 49 funds with the top rating at June 30, 2005, versus 20 for the second-place firm.

Assante Corporation had gross sales of $66 million and net redemptions of $17 million in its funds.

In July, Assante launched an important new investment management program, the Institutional Managed Portfolios, or IM Portfolios. The program provides affluent investors with access to leading investment managers through multi-asset, multi-manager and multi-style portfolios.

"The Institutional Managed Portfolios are an exciting new option for Assante advisors and clients and provide a new avenue for growth in our asset management business," said Joe Canavan, Assante Chairman and Chief Executive Officer. "We are encouraged by the initial reception to this program and by our overall gross sales."

Assante also announced in July a proposal to establish fixed administration fees for its Artisan Portfolios and Assante Pools. The proposal will provide greater certainty and increased transparency for investors, as the administration fees will be set at a level that is lower than the funds' actual operating expenses for 2004. The proposal is subject to a vote by unitholders on August 30, 2005. CI Investments has also proposed fixed administration fees for its mutual funds.

CI's overall fee-earning assets of $70.7 billion represented an increase of 2.8% from a month ago and an increase of $6.3 billion or 9.8% from one year ago. They consisted of managed assets of $51.8 billion and administered/other assets of $18.9 billion. Managed assets included investment fund assets at CI Investments and Assante of $50.4 billion, labour-sponsored funds of $192 million and structured products/closed-end funds of $1.2 billion. Administered/other assets of

$3.7 billion included institutional assets at BPI Global Asset Management LLP, which generate fees for CI, and $15.2 billion in assets under administration at Assante and IQON Financial Management Inc. (net of assets under management at Assante), which generate fees for those companies.

"CI is benefiting from rising equity markets and a high-quality product lineup that is well positioned within the industry today," said Stephen A. MacPhail, CI President and Chief Operating Officer.

Further information about CI's assets and sales can be found below in the tables of unaudited statistics and at www.ci.com under "Financial Reports" in the Corporate section.

CI FINANCIAL
JULY 31, 2005
MONTH-END STATISTICS

MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$599	$338	$261
CI money market	51	51	0
TOTAL CI Investments	$650	$389	$261
TOTAL Assante Funds	$66	$83	-$17
TOTAL Skylon/Other	$0	$0	$0
TOTAL CI	$716	$472	$244

FEE-EARNING ASSETS	June 30/05 (millions)	July 31/05 (millions)	% Change
CI mutual/segregated funds	$39,731	$41,499	4.5
Assante funds	8,739	8,931	2.2
	$48,470	$50,430	4.0
Managed labour-sponsored funds	188	192	2.1
Structured products/closed-end funds	1,186	1,183	-0.3
TOTAL Managed Assets	$49,844	$51,805	3.9
CI administered/other assets	3,723	3,718	-0.1
Assante/IQON assets under administration (net of Assante funds)	15,200	15,200	0.0
TOTAL FEE-EARNING ASSETS	$68,767	$70,723	2.8

AVERAGE MANAGED ASSETS	June 30/05 (millions)	July 31/05 (millions)	% Change
Monthly	$49,956	$50,858	1.8
Quarter-to-date	$49,956	$50,414	0.9
Fiscal year-to-date	$49,956	$50,414	0.9

COMMON SHARES		FINANCIAL POSITION	(millions)
Outstanding shares	286,176,727	Bank debt	$400
In-the-money options	9,567,333	In-the-money option liability (net of tax)	27
Percentage of all options	100%	Cash & marketable securities	(134)
All options % of shares	3.3%	Net Debt Outstanding	$293
Dividend yield at $19.84	3.6%	Terminal redemption value of funds (est)	$789

CI Financial **News Release**

CI Financial (TSX: CIX) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information contact:
William T. Holland
Chief Executive Officer
CI Financial
(416) 364-1145

82-4994

CI Investments™

2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI announces completion of fund mergers, termination of RSP funds

TORONTO (August 3, 2005) – CI Investments Inc. ("CI") today announced the successful merger of 16 mutual funds and the termination of 38 RSP funds.

"With the mergers and the winding up of the RSP funds, we have dramatically streamlined our lineup and reduced costs for investors, while continuing to offer them a comprehensive selection of investment options," said Peter W. Anderson, CI President and Chief Executive Officer.

The mergers, which were approved by the funds' securityholders at special meetings held in Toronto on July 28, 2005, resulted in the combination of funds with similar investment mandates. All of the terminating funds had the same portfolio manager as the respective continuing fund. The following mergers were approved:

Terminating Fund	Continuing Fund	Portfolio Managers (both funds)
Clarica Premier Bond Fund	CI Canadian Bond Fund	James Dutkiewicz, Signature Advisors
Clarica Summit Dividend Growth Fund	Signature Select Canadian Fund	Eric Bushell, Signature Advisors
Clarica Canadian Blue Chip Fund	Signature Select Canadian Fund	Eric Bushell, Signature Advisors
Clarica Canadian Diversified Fund	Signature Canadian Balanced Fund	Eric Bushell, Signature Advisors
Clarica Summit Canadian Equity Fund	Harbour Fund	Gerry Coleman, Stephen Jenkins, Harbour Advisors
Clarica Summit Growth and Income Fund	Harbour Growth & Income Fund	Gerry Coleman, Stephen Jenkins, Harbour Advisors
Clarica Summit Foreign Equity Fund	Harbour Foreign Equity Corporate Class	Stephen Jenkins, Gerry Coleman, Harbour Advisors
Clarica Canadian Equity Fund	CI Canadian Investment Fund	Kim Shannon, Sionna Investment Managers Inc.
Clarica Premier International Fund	CI International Value Fund	John Hock, Altrinsic Global Advisors, LLC
Clarica US Small Cap Fund	CI American Small Companies Fund	William Priest, Epoch Investment Partners, Inc.
CI Canadian Small Cap Fund	CI Canadian Small/Mid Cap Fund*	Kim Shannon, Teresa Lee, Sionna Investment Managers Inc.

CI Asian Dynasty Fund	CI Pacific Fund	William Priest, Daniel Geber, Epoch Investment Partners, Inc.
BPI Global Equity Corporate Class	CI Global Corporate Class	W. Sterling, R. Beckwitt, G. Gigliotti, Trilogy Advisors, LLC
BPI International Equity Fund	CI International Fund	W. Sterling, R. Beckwitt, G. Gigliotti, Trilogy Advisors, LLC
BPI International Equity RSP Fund	CI International RSP Fund	W. Sterling, R. Beckwitt, G. Gigliotti, Trilogy Advisors, LLC
BPI International Equity Corporate Class	CI International Corporate Class	W. Sterling, R. Beckwitt, G. Gigliotti, Trilogy Advisors, LLC

**Formerly Clarica Canadian Small/Mid Cap Fund.*

Following royal assent of the federal budget that eliminated foreign property restrictions, CI terminated the forward agreements on its RSP funds on July 5, 2005. Unitholders in the RSP funds have now become direct unitholders of the corresponding underlying funds. This benefits investors by eliminating the costs of fund-on-fund investing and by simplifying their investments.

CI is a wholly owned subsidiary of CI Financial (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $70.7 billion in fee-earning assets as of July 31, 2005. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI Financial offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the web at www.ci.com.

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For further information, contact:
Peter W. Anderson
President and Chief Executive Officer
CI Investments Inc.
Tel.: (416) 364-1145

Placements CI
2, rue Queen Est 20e étage
Toronto (Ontario) M5C 3G7
Téléphone : (416) 364-1145 Sans frais : 1 800 268-9374
www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX**

CI annonce l'achèvement de fusions de fonds et la clôture de fonds RER

TORONTO (le 3 août 2005) – CI Investments Inc. (« CI ») a annoncé aujourd'hui la fusion réussie de 16 fonds communs de placement, ainsi que la clôture de 38 fonds RER.

« Les fusions et la clôture des fonds RER nous ont permis de rationaliser considérablement notre gamme et de réduire les coûts que les investisseurs doivent assumer, tout en continuant à leur offrir une sélection complète d'options de placement », a déclaré Peter W. Anderson, président et chef de la direction de CI.

Les fusions, qui ont été approuvées par les porteurs de parts des fonds lors des réunions spéciales tenues le 28 juillet 2005 à Toronto, ont permis le regroupement de plusieurs fonds qui partageaient des mandats semblables. Tous les fonds clôturés étaient gérés par le même gestionnaire de portefeuille que les fonds prorogés correspondants. La fusion des fonds communs de placement listés ci-après a été approuvée :

Fonds clôturés	Fonds prorogés	Gestionnaire de portefeuille (pour chaque fonds)
Fonds supérieur d'obligations Clarica	Fonds obligations canadiennes CI	James Dutkiewicz, Signature Advisors
Fonds croissance et dividendes Sommet Clarica	Fonds canadien sélect Signature	Eric Bushell, Signature Advisors
Fonds sécurité canadien Clarica	Fonds canadien sélect Signature	Eric Bushell, Signature Advisors
Fonds diversifié canadien Clarica	Fonds équilibré canadien Signature	Eric Bushell, Signature Advisors
Fonds d'actions canadiennes Sommet Clarica	Fonds Harbour	Gerry Coleman et Stephen Jenkins, Harbour Advisors
Fonds croissance et revenu Sommet Clarica	Fonds de revenu et de croissance Harbour	Gerry Coleman et Stephen Jenkins, Harbour Advisors
Fonds d'actions étrangères Sommet Clarica	Catégorie de société actions étrangères Harbour	Stephen Jenkins et Gerry Coleman, Harbour Advisors
Fonds d'actions canadiennes Clarica	Fonds de placements canadiens CI	Kim Shannon, Sionna Investment Managers Inc.
Fonds supérieur international Clarica	Fonds de valeur internationale CI	John Hock, Altrinsic Global Advisors, LLC
Fonds américain petite capitalisation Clarica	Fonds américain de petites sociétés CI	William Priest, Epoch Investment Partners, Inc.
Fonds de petites sociétés canadiennes CI	Fonds canadien petite/moyenne capitalisation CI*	Kim Shannon et Teresa Lee, Sionna Investment Managers Inc.
Fonds Dynastie asiatique CI	Fonds Pacifique CI	William Priest et Daniel Geber, Epoch Investment Partners, Inc.
Catégorie de société d'actions mondiales BPI	Catégorie de société mondiale CI	W. Sterling, R. Beckwitt et G. Gigliotti, Trilogy Advisors, LLC
Fonds d'actions internationales BPI	Fonds international CI	W. Sterling, R. Beckwitt et G. Gigliotti, Trilogy Advisors, LLC
Fonds RER d'actions internationales BPI	Fonds RER international CI	W. Sterling, R. Beckwitt et G. Gigliotti, Trilogy Advisors, LLC
Catégorie de société d'actions internationales BPI	Catégorie de société internationale CI	W. Sterling, R. Beckwitt et G. Gigliotti, Trilogy Advisors, LLC

**Anciennement le Fonds canadien petite/moyenne capitalisation Clarica.*

Suite à la sanction royale du budget fédéral qui élimine toute restriction relative au contenu étranger, CI a procédé en date du 5 juillet 2005 à l'annulation des contrats à terme liés à ses fonds RER. Les porteurs de parts des fonds RER sont maintenant des porteurs de parts directs des fonds sous-jacents correspondants. L'élimination des coûts liés à la gestion des fonds de fonds et la simplification de leurs placements procureront des avantages aux investisseurs.

CI est une filiale en propriété exclusive de CI Financial (TSX : CIX), société de gestion de placements indépendante sous contrôle canadien, qui gérait un actif rapportant des commissions de 70,7 milliards de dollars au 31 juillet 2005. À travers ses principales filiales d'opération, CI Investments Inc., Assante Corporation et Skylon Advisors Inc., CI Financial offre une vaste gamme de choix de placements et de services, y compris une sélection sans égale de fonds de placement. Le site Web de CI se trouve à l'adresse www.ci.com.

Placements CI

Communiqué

Pour de plus amples renseignements, veuillez communiquer avec :
Peter W. Anderson
Président et chef de la direction
CI Investments Inc.
Tél. : (416) 364-1145

82-4994

SKYLON ADVISORS INC.
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

FOR IMMEDIATE RELEASE

Skylon Advisors announces sale of the VentureLink Funds

TORONTO (August 11, 2005) – Skylon Advisors Inc. ("Skylon") today announced that it has agreed to sell its VentureLink group of labour-sponsored investment funds to the funds' portfolio managers.

Under the agreement, Skylon will spin off its management contracts for the six VentureLink funds and related Community Small Business Investment Funds to a new entity that subsequently will be acquired by Geoff Horton, John Varghese and Jim Whitaker. Skylon's parent company, CI Financial ("CI"), will continue to provide administrative and other services to the funds, which had $191.5 million in assets as of August 10, 2005. Skylon agreed to the terms of the sale after six months of reviewing various offers from other parties.

"The purchase of the VentureLink funds by their portfolio managers, a highly experienced group of venture capitalists, will provide continuity and stability for the funds and their investors," said David R. McBain, Skylon President and Chief Executive Officer. "We look forward to continuing our excellent working relationship with this group."

"We plan to build on the record of success we achieved with Skylon," said Mr. Varghese, a Managing Director of Skylon. "We have demonstrated that not all labour-sponsored funds are the same." For example, VentureLink Diversified Income Fund Inc. and VentureLink Financial Services Innovation Fund Inc. have posted consistent first-quartile performance since their inception and continue to generate positive returns for investors, Mr. Varghese noted.

With this transaction, Skylon and CI will no longer manage labour-sponsored investment funds. Skylon, which was purchased by CI in November 2003, will continue to manage its lineup of closed-end funds and other structured products.

"The management of venture capital funds is quite specialized in comparison to the management of other investment funds and products," said Mr. McBain. "We have decided to focus our business in this segment on providing administration and other services."

The sale is expected to close later this year, following the receipt of regulatory approvals and the required notification to the investors in the affected funds.

Skylon Advisors Inc. is a financial services firm dedicated to providing Canadians with an innovative selection of high-quality investment options. Skylon is a wholly owned subsidiary of CI Financial (TSX: CIX), an independent, Canadian-owned wealth management firm with $70.7 billion in fee-earning assets as of July 31, 2005, and the industry's broadest selection of investment funds. Skylon is on the Web at www.skylonadvisors.com.

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For further information, contact:

David R. McBain
President and Chief Executive Officer
Skylon Advisors Inc.
(416) 681-8894

John Varghese
Managing Director
Skylon Advisors Inc.
(416) 681-6371

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND ANNOUNCES MONTHLY DISTRIBUTION TO UNITHOLDERS

Toronto, August 16, 2005 – DDJ U.S. High Yield Fund (the "Fund") announced today its monthly distribution for the month ending August 31, 2005 of $0.0625 per unit payable on September 15, 2005 to unitholders of record as at August 31, 2005.

The Fund's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting of capital gains and returns of capital of $0.0625 per unit ($0.75 per annum to yield 7.50% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Fund in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2013.

The Fund, managed by CI Investments Inc., is a closed-end fund listed on the Toronto Stock Exchange (DDJ.UN) which invests in a diversified portfolio consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations.

For further information, contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\cvb\funds\ddj\distrib\ddj-us\2005\aug05\aug05-us.dot

82-4994

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending August 31, 2005

Toronto, August 17, 2005 – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending August 31, 2005 of $0.1458 per unit payable on September 15, 2005 to unitholders of record as at August 31, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\aug05\rel-skylon-convert.doc

SKYLON ADVISORS INC.
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

82-4994

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

High Yield & Mortgage Plus Trust Announces Distribution For Month Ending August 31, 2005

Toronto, August 17, 2005 – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending August 31, 2005 of $0.15625 per unit payable on September 15, 2005 to unitholders of record as at August 31, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

The Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\aug05\rel-skylon-highyield.doc

82-4994

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SDF.UN **FOR IMMEDIATE RELEASE**

Signature Diversified Value Trust Announces Distribution For Month Ending August 31, 2005

Toronto, August 17, 2005 – Signature Diversified Value Trust (the "Trust") announces a distribution for the month ending August 31, 2005 of $0.0666 per unit payable on September 15, 2005 to unitholders of record as at August 31, 2005.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SDF.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\aug05\rel-signature.dot

82-4994

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending August 31, 2005

Toronto, August 17, 2005 – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending August 31, 2005 of $0.1875 per unit payable on September 15, 2005 to unitholders of record as at August 31, 2005.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9.0% annual yield on the subscription price of $25.00 per unit) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about April 30, 2007.

The Trust is listed on the Toronto Stock Exchange under the symbol SLN.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\aug05\rel-skylon-capital.dot

82-4994

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust Announces Distribution For Month Ending August 31, 2005

Toronto, August 17, 2005 – Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending August 31, 2005 of $0.1510 per unit payable on September 15, 2005 to unitholders of record as at August 31, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SLP.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\aug05\rel-skylon-global.dot

82-4994

SKYLON ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending August 31, 2005

Toronto, August 17, 2005 – Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending August 31, 2005 of $0.1510 per unit payable on September 15, 2005 to unitholders of record as at August 31, 2005.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SPO.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\aug05\rel-skylon-globalii.dot

82-4994

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon Growth & Income Trust Announces Distribution For Month Ending August 31, 2005

Toronto, August 17, 2005 – Skylon Growth & Income Trust (the "Trust") announces a distribution for the month ending August 31, 2005 of $0.05833 per unit payable on September 15, 2005 to unitholders of record as at August 31, 2005.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\aug05\rel-skylon-growth.doc

82-4994

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario, M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust
Announces Distribution for Month Ending August 31, 2005

Toronto, August 17, 2005 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending August 31, 2005 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	August 31, 2005	September 15, 2005
Series B units	US$0.0417 per unit	August 31, 2005	September 15, 2005

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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82-4994

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: YOU.UN **FOR IMMEDIATE RELEASE**

Yield Advantage Income Trust Announces Distribution For Month Ending August 31, 2005

Toronto, August 17, 2005 – Yield Advantage Income Trust (the "Trust") announces a distribution for the month ending August 31, 2005 of $0.0583 per unit payable on September 15, 2005 to unitholders of record as at August 31, 2005.

The Trust's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting primarily of capital gains and returns of capital initially targeted to be $0.0583 per unit ($0.70 per annum to yield 7.0% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2015.

The Trust is listed on the Toronto Stock Exchange under the symbol YOU.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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82-4994

CI Investments™

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

Investors in CI's funds approve proposal for fixed operating expenses

TORONTO (August 30, 2005) – CI Investments Inc. ("CI") announced that the securityholders in its mutual funds today voted overwhelmingly in favour of its proposal to set the operating expenses of the funds at a fixed level, resulting in lower and more predictable costs for investors.

Under the new system, which takes effect September 1, 2005, CI is fixing the operating expenses at a new lower level. This fixed amount is called an administration fee. As a result of this change, the management expense ratio or MER for each class of units or shares will remain stable for future years, and will consist of the sum of each fund's management fee, administration fee and taxes.

"This is a ground-breaking initiative that brings a new level of transparency to our industry," said Peter W. Anderson, CI President and Chief Executive Officer. "Our investors will have the certainty of knowing exactly what they are paying to invest, and more information to help them evaluate their options."

The typical practice in the fund industry is that investors do not know the operating expenses of a fund until it releases financial statements. In addition, operating expenses vary widely between fund companies and even between funds within the same fund families.

The plan effectively creates a cap on MERs, as CI will absorb any operating costs that exceed the published administration fee, with the exception of any new taxes or fees introduced by regulators or governments. Investors will also save money, as the new administration fees have been set, on average, 36% lower than the funds' actual operating expenses for 2004.

"CI has achieved what we believe are the industry's lowest overall operating expenses, thanks to our efficient administration," said Mr. Anderson. "We are now committed to achieving additional savings for investors and locking in those savings for future years."

The new administration fees are set at 0.20% of assets for Canadian equity funds, 0.21% for U.S. equity funds, 0.22% for global equity and specialty funds, 0.17% to 0.20% for income funds, and 0.17% to 0.22% for balanced and portfolio funds. Further details are available at www.ci.com under "What's New."

CI is a wholly owned subsidiary of CI Financial Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $70.7 billion in fee-earning assets as of July 31, 2005. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI Financial offers a broad range of investment management products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

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For further information, please contact: Peter W. Anderson, President and Chief Executive Officer, CI Investments Inc. (416) 364-1145.

Placements CI

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX**

Les investisseurs des fonds CI approuvent la proposition de frais d'exploitation fixes

TORONTO (Le 30 août 2005) – CI Investments Inc. (« CI ») a annoncé qu'une majorité des porteurs de titres de ses fonds communs de placement a voté en faveur de sa proposition d'établir à un niveau fixe les frais d'exploitation des fonds, résultant en des coûts plus faibles et prévisibles pour les investisseurs.

En vertu du nouveau système, qui entrera en vigueur le 1er septembre 2005, CI fixera les frais d'exploitation à un niveau plus bas. Ce montant fixe est appelé un frais d'administration. Suite à ce changement, le ratio des frais de gestion ou RFG pour chaque catégorie de parts ou d'actions restera stable pour les années à venir, et correspondra à la somme des frais de gestion de chaque catégorie, plus les frais d'administration et les impôts.

« Ceci est une initiative inédite qui propose un nouveau niveau de transparence à notre industrie », à déclaré Peter W. Anderson, président et chef de la direction de CI. « Nos investisseurs auront la certitude de connaître exactement le montant qu'ils paient pour investir, et davantage de renseignements qui les aideront à évaluer leurs options ».

Habituellement, dans l'industrie, les investisseurs ne connaissent pas les frais d'exploitation de leurs fonds jusqu'à la parution des relevés financiers. En outre, les frais d'exploitation varient énormément entre les sociétés de fonds et même entre les mêmes familles de fonds.

Cette proposition vise à plafonner les RFG des fonds, étant donné que CI assumera tous les frais d'exploitation qui excèderont les frais d'administration fixes, à l'exception de nouveaux frais ou impôts introduits par les organismes de réglementation ou les gouvernements. Les investisseurs épargneront aussi de l'argent, car les nouveaux frais d'administration ont été établis en moyenne 36 % plus bas que les frais d'exploitation pour 2004.

« Grâce à notre administration efficace, CI a atteint ce que nous croyons être le plus bas niveau de frais d'exploitation de l'industrie », à déclaré M. Anderson. « Nous sommes maintenant engagés à créer des épargnes supplémentaires pour les investisseurs et de conserver ces épargnes pour les années à venir ».

Les nouveaux frais d'administration seront fixés à 0,20 % pour les fonds d'actions canadiennes, 0,21 % pour les fonds d'actions américaines, 0,22 % pour les fonds d'actions mondiales et les fonds de spécialité, 0,17 % à 0,20 % pour les fonds de revenu, et 0,17 % à 0,22 % pour les fonds équilibrés et les fonds de portefeuille. De plus amples renseignements sont disponibles au www.ci.com sous la rubrique « Quoi de neuf ».

CI est une filiale en propriété exclusive de CI Financial Inc. (TSX : CIX), société de gestion de placements indépendante sous contrôle canadien, qui gérait un actif rapportant des commissions de 70,7 milliards de dollars au 31 juillet 2005. À travers ses principales filiales d'opération, CI Investments Inc., Assante Corporation et Skylon Advisors Inc., CI Financial offre une vaste gamme de produits et services de placements, y compris l'une des plus importantes sélections de fonds de placement de l'industrie. Le site Web de CI se trouve à l'adresse www.ci.com.

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Pour de plus amples renseignements, veuillez communiquer avec :

Peter W. Anderson
Président et chef de la direction
CI Investments Inc.
(416) 364-1145